Exhibit 99.1

ASX ANNOUNCEMENT

January 28th, 2011

Maiden half-year profit

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) has generated a maiden profit for the half-year ended December 31st, 2010.  While the Company’s financial results for the period then ended are yet to be audited, it is anticipated that the net profit after tax will be approximately $4.3 million.

Total revenues for the half-year were up significantly to more than $14 million.  This compares with the total revenues for the previous half-year ended December 31st, 2009 of $5 million and for the full financial year ended June 30th, 2010 of nearly $10 million.

This increase was due largely to receipts from a number of new non-coding licenses granted by GTG to parties including Innogenetics, Pioneer Hi-Bred International and Qiagen, together with a solid performance from the Company’s genetic testing operations.  In addition, a program of ongoing cost reduction initiatives decreased costs to well below budget expectations.

At December 31st, 2010, the Company’s cash reserves were approximately $8.4 million, a 155 percent increase over the cash balance at June 30th, 2010 of $3.3 million.

However, the Company is mindful of the unpredictable nature of its licensing operations and the fact that the timing and quantum of revenues generated from such activities are irregular.  Further, as new patent infringements suits are filed by the Company, there are potentially months of negotiations before settlements are reached and fees received.  There can be no guarantee that the large increase in revenues during the first half of the 2011 financial year will be repeated in the remainder of the year, or that a profit will be generated for the full financial year ending June 30th, 2011.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognising important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its three-pronged business strategy includes: 1) the global commercialisation of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business with a focus on oncology and cancer management; and 3) the commercialisation of its various research and development projects aimed at generating further intellectual property of potentially global commercial significance.  For more information, please visit www.gtglabs.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman

Chief Executive Officer

Genetic Technologies Limited

Email: paul.macleman@gtglabs.com

Phone: +61 3 8412 7000

US investor relations

Seth Lewis — The Trout Group

Email: slewis@troutgroup.com

Phone: +1 646 378 2952

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040